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                                                                    Exhibit 5
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                         CEC Resources Ltd. Letterhead


                               February 2, 2000


     Re:  Exchange Offer for Stock of CEC Resources Ltd.

Dear Shareholder of CEC Resources Ltd.:

     In January 2000 we sent to you materials regarding the exchange offer by Carbon Energy Corporation for all outstanding shares of CEC Resources Ltd. The exchange offer is very important to you and the future of CEC Resources. The Board of Directors of CEC has unanimously recommended that you accept the exchange offer.

     The exchange offer is the final step in combining CEC Resources with Bonneville Fuels Corporation. We used the exchange offer, in lieu of other structures for the combination, such as a merger, in order to avoid adverse income tax consequences to CEC. The exchange offer is to provide you as a CEC shareholder with the opportunity to own shares in Carbon Energy, which will have both Bonneville Fuels and CEC Resources as its subsidiaries.

     By accepting the exchange offer, you will receive one share of Carbon Energy stock for each share of CEC Resources. Carbon Energy is a Colorado corporation, and we expect that the common stock of Carbon Energy will be listed on the American Stock Exchange after the exchange offer. CEC Resources is an Alberta, Canada corporation, and we anticipate that CEC Resources common stock will be delisted from the American Stock Exchange after the exchange offer. It is possible that CEC Resources will not be traded on any established public market after the exchange offer.

     The exchange offer expires on February 17, 2000. Please act now so you can receive Carbon Energy shares.

     If you need any additional materials, including a letter of transmittal, or if you have any questions about how to complete the documents, please contact me or Kevin Struzeski at (303) 860-1575 or contact our exchange agent, Harris Trust, at (212) 701-7624.

                              Very truly yours,

                              CEC RESOURCES LTD.


                              By:  /s/ Patrick R. McDonald
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                                 Patrick R. McDonald, President